SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Paratek Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

699374302
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 699374302	13G/A	Page 2 of 11

1	NAME OF REPORTING PERSONS NexPoint Real Estate Opportunities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.09%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 699374302	13G/A	Page 3 of 11

1	NAME OF REPORTING PERSONS Drugcrafters, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 866,367
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 866,367
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,367
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.56%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 699374302	13G/A	Page 4 of 11

1	NAME OF REPORTING PERSONS NexPoint Climate Tech Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 64,770
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 64,770
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,770
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.12%
12	TYPE OF REPORTING PERSON IV

CUSIP No. 699374302	13G/A	Page 5 of 11

1	NAME OF REPORTING PERSONS The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,889,060
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,889,060
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,060
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.20%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 699374302	13G/A	Page 6 of 11

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,870,197
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,870,197
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,870,197
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.97%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 699374302	13G/A	Page 7 of 11

SCHEDULE 13G

This amendment to Schedule 13G (this “Filing”) is being filed on behalf of NexPoint Real Estate Opportunities, LLC (“NREO”) a Delaware limited liability company, Drugcrafters, LP, a Delaware limited partnership (“Drugcrafters”), NexPoint Climate Tech Fund (f/k/a Highland Small-Cap Equity Fund) (“Climate Tech”), a Massachusetts investment company, The Dugaboy Investment Trust, a Delaware Trust (the “Trust”) and James D. Dondero (collectively, the “Reporting Persons”).

Item1 (a)	Name of Issuer.

Paratek Pharmaceuticals, Inc.

Item1 (b)	Address of Issuer’s Principal Executive Offices.

75 Park Plaza
Boston, Massachusetts 02116

Item2 (a)	Name of Person Filing.

(1)	NexPoint Real Estate Opportunities, LLC
(2)	Drugcrafters, LP
(3)	NexPoint Climate Tech Fund
(4)	The Dugaboy Investment Trust
(5)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700
Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	NexPoint Real Estate Opportunities, LLC is a Delaware limited liability company
(2)	Drugcrafters, LP is a Delaware limited partnership
(3)	NexPoint Climate Tech Fund is a Massachusetts investment company
(4)	The Dugaboy Investment Trust is a Delaware trust
(5)	James D. Dondero is a United States citizen

CUSIP No. 699374302	13G/A	Page 8 of 11

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number.

699374302

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

NexPoint Real Estate Opportunities, LLC: 50,000
Drugcrafters, LP: 866,367
NexPoint Climate Tech Fund: 64,770

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The Dugaboy Investment Trust: 2,889,060
James D. Dondero: 3,870,197

(b)	Percent of Class:

NexPoint Real Estate Opportunities, LLC: 0.09%
Drugcrafters, LP: 1.56%
NexPoint Climate Tech Fund: 0.12%
The Dugaboy Investment Trust: 5.20%
James D. Dondero: 6.97%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

NexPoint Real Estate Opportunities, LLC: 0
Drugcrafters, LP: 0
NexPoint Climate Tech Fund: 0
The Dugaboy Investment Trust: 0
James D. Dondero: 0

(ii) Shared power to vote or direct the vote:

NexPoint Real Estate Opportunities, LLC: 50,000
Drugcrafters, LP: 866,367
NexPoint Climate Tech Fund: 64,770
The Dugaboy Investment Trust: 2,889,060
James D. Dondero: 3,870,197

(iii) Sole power to dispose or to direct the disposition of:

NexPoint Real Estate Opportunities, LLC: 0
Drugcrafters, LP: 0
NexPoint Climate Tech Fund: 0
The Dugaboy Investment Trust: 0
James D. Dondero: 0

(iv) Shared power to dispose or to direct the disposition of:

NexPoint Real Estate Opportunities, LLC: 50,000
Drugcrafters, LP: 866,367
NexPoint Climate Tech Fund: 64,770

CUSIP No. 699374302	13G/A	Page 10 of 11

The Dugaboy Investment Trust: 2,889,060
James D. Dondero: 3,870,197

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 699374302	13G/A	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

NexPoint Real Estate Opportunities, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Authorized Signatory

DRUGCRAFTERS, LP

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: Managing Member of the General Partner

NEXPOINT CLIMATE TECH FUND

By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Executive Vice President

THE DUGABOY INVESTMENT TRUST

By:	/s/ Nancy Dondero
Name: Nancy Dondero
Title: Trustee

/s/ James D. Dondero
James D. Dondero